UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CANADIAN SOLAR INC.

(Name of Issuer)

Common Shares with no par value

(Title of Class of Securities)

136635109

(CUSIP Number)

Shawn (Xiaohua) Qu

c/o No.199 Lushan Road

New District

Suzhou,  Jiangsu 215129

People’s Republic of China

Tel: 0512-66908088

Fax: 0512-66908086

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		136635109

1.	Name of Reporting Person: Shawn (Xiaohua) Qu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,595,536
	8.	Shared Voting Power 239,528
	9.	Sole Dispositive Power 13,595,536
	10.	Shared Dispositive Power 239,528
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,835,064 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%(2)
14.	Type of Reporting Person IN

(1) Includes (i) 13,522,096 and  214,016 common shares beneficially owned by Mr. Shawn Qu and Ms. Hanbing Zhang, the wife of Mr. Shawn Qu, respectively, (ii) 63,779 and 25,512 common shares issuable upon the exercise of options held by Mr. Shawn Qu and Ms. Hanbing Zhang, respectively, within 60 days as of November 6, 2018, and (iii) 9,661 common shares issuable upon vesting of restricted share units held by Mr. Shawn Qu within 60 days as of November 6, 2018.

(2) Percentage calculated based on 59,159,303 common shares outstanding as of November 6, 2018.

CUSIP No.		136635109

1.	Name of Reporting Person: Hanbing Zhang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 239,528 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 239,528 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,528 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)
14.	Type of Reporting Person IN

(1) Includes (i) 214,016  common shares beneficially owned by Ms. Hanbing Zhang, the wife of Mr. Shawn Qu, (ii) 25,512 common shares issuable upon the exercise of options held by Ms. Hanbing Zhang within 60 days as of November 6, 2018.

(2) Percentage calculated based on 59,159,303 common shares outstanding as of November 6, 2018.

INTRODUCTORY NOTE

This Statement on Schedule 13D/A (this “Amendment No. 3”) amends and supplements the statement on the Schedule 13D (the “Original Schedule 13D”) filed on June 15, 2013 by Mr. Shawn Qu (“Mr. Qu”) with respect to Canadian Solar Inc., a Canadian corporation (the “Company”), as amended by the Amendment No. 1 to the Schedule 13D filed on January 28, 2015 on behalf of Mr. Qu with the United States Securities and Exchange Commission, and as further amended by the Amendment No. 2 to the Schedule 13D (the “Amendment No. 2”) filed on December 12, 2017 on behalf of Mr. Qu and Ms. Hanbing Zhang (together with Mr. Qu, the “Reporting Persons,” and each, a “Reporting Person”) with the United States Securities and Exchange Commission.  Ms. Hanbing Zhang may be deemed to be in a group with Mr. Qu and are filing this statement on Schedule 13D/A with Mr. Qu pursuant to the joint filing agreement attached hereto as Exhibit 7.01. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Original Schedule 13D, as previously amended.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by removing the content supplemented through the Amendment 2, regarding the Proposal and the Transaction.

Item 4.                                                         Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On November 5, 2018, the Company announced that the special committee of independent and disinterested directors of the Board (the “Special Committee”) to review the Proposal had decided to recommend to the Board that the Special Committee be dissolved and that the Board cease its review of the Transaction and not undertake a review of any future “going private” transaction proposed by Mr. Qu unless the Board receives reasonable evidence that the proposed transaction is fully financed. The Special Committee has informed Mr. Qu of its recommendation and Mr. Qu agreed to withdraw the Letter, the Proposal and the Transaction with immediate effect.

Notwithstanding his withdrawal of the Proposal, Mr. Qu remains interested in acquiring the Company in a “going private” transaction and, subject to any restrictions or limitations under applicable law, he may continue to explore ways to secure adequate financing and propose another acquisition transaction to the Board. There can be no assurance that any definitive offer relating to any acquisition transaction will be made by Mr. Qu or any other person and, even if one is made, that any definitive agreement with respect to such transaction or any other transaction will be executed, or that such transaction or any other transaction will be approved or completed.

Except as indicated above, the Reporting Persons have no plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)     The following disclosure assumes that there are 59,159,303 common shares outstanding as of November 6, 2018.

The responses of each of the Reporting Persons to Rows (7) through (11) of the cover page of this Amendment No. 3 are incorporated herein by reference.

(c)                                  None of the Reporting Persons has effected any transactions in the common shares during the 60 days preceding the filing of this Amendment No. 3, except for restricted share units representing 24,905 common shares that were vested in Mr. Qu on October 1, 2018 pursuant to the Company’s share incentive plan.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by removing the content supplemented through the Amendment 2, regarding the Proposal and the Transaction.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 7.01:                          Joint Filing Agreement by and between the Reporting Persons, dated as of November 8, 2018 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2018

Mr. Shawn (Xiaohua) Qu

/s/ Mr. Shawn (Xiaohua) Qu

Ms. Hanbing Zhang

/s/ Ms. Hanbing Zhang